THIS GOLD PURCHASE AND SALE AGREEMENT dated as of July 12, 2017.

BETWEEN:

BAIYIN INTERNATIONAL INVESTMENT LTD, a corporation existing under the laws of the British Virgin Islands

(the “Purchaser”)

– and –

TWANGIZA MINING S.A., a corporation existing under the laws of the Democratic Republic of the Congo

(the “Seller”)

– and –

BANRO CORPORATION, a corporation existing under the laws of Canada

(“Banro”)

WHEREAS the Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller, the Payable Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Prepayment Amount for the Payable Gold shall be used to purchase capital equipment for the Twangiza and Namoya mines;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, including in the recitals hereto:

“Affiliate” means, in relation to any person or entity, any other person or entity controlling, controlled by or under common control with such first mentioned person or entity.

“Agreement” means this gold purchase and sale agreement, as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with the terms hereof.

“Arbitration Rules” means the Rules of Arbitration of the International Chamber of Commerce.

“Business Day” means any day other than a Friday, Saturday or Sunday or a day that is a statutory holiday under the laws of the Province of Ontario, Canada, the laws of South Africa or the laws of the Democratic Republic of the Congo.

“Delivery Period” means the period beginning January 1, 2018, and ending on the date on which the last Monthly Gold Delivery Amount is delivered.

“DRC” means the Democratic Republic of the Congo.

“Encumbrances” means any and all mortgages, charges, assignments, hypothecs, pledges, security interests, liens and other encumbrances and adverse claims of every nature and kind, whether contingent or absolute, and any agreement, option or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

“Gold Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation, or if the price of Refined Gold is not confirmed, acknowledged by or quoted by the London Bullion Market Association, the Gold Price shall be determined by reference to the price of Refined Gold in a manner endorsed by the World Gold Council, failing which the Gold Price shall be determined by reference to the price of gold on a commodity futures exchange mutually acceptable to the Parties acting reasonably.

“Governmental Authority” means any federal, provincial, territorial or local government, agency, department, ministry, authority, tribunal, commission, official, court or securities commission.

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)

proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)

a decree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent (unless vacated), or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy or insolvency, unless such decree, order or petition is dismissed within 60 days of commencement of such proceeding;

(iii)

it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy or insolvency law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets unless such assignment or appointment is dismissed within 60 days of commencement of such proceeding; or

(iv)	a resolution of its board of directors is passed for the receivership or similar insolvent winding- up or liquidation of it.

"IRR" has the meaning set out in Section 4.1.

"Monthly Gold Delivery Amount" has the meaning set out in Section 2.2.1.

“Parties” means the parties to this Agreement and 'Party' means any one of them.

“Payable Gold” means 6,337.056 ounces of Refined Gold.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Prepayment Amount” has the meaning set out in Section 2.1.1.

“Properties” means the mineral claims, mineral leases and other mining rights, concessions and interests held by the Seller.

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to standards meeting or exceeding 995 parts per 1,000 fine gold.

“Seller Event of Default” has the meaning set out in Section 3.1.

“Seller Termination Event” has the meaning set out in Section 4.1. “Seller Termination Notice” has the meaning set out in Section 4.1. "Termination Amount" has the meaning set out in Section 4.1.

“Time of Delivery” has the meaning set out in Section 2.2.2.

“Twangiza Project” means the Properties and the mining operations developed, constructed and operated at and in respect of the Properties.

1.2	Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)

The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”,“hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof. References to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section of this Agreement. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(b)	Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(c)	A person (first person) is considered to control another person (second person) if:

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation;

(ii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership; or

(iii)	the second person is a limited partnership and the general partner of the limited partnership is the first person or the control person or the general partner,

and “controls”, “controlling”, “controlled by” and “under common control” have corresponding meanings.

(d)	The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(e)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(f)	Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(g)

In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day.

(h)	Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

ARTICLE 2
PURCHASE AND SALE

2.1	Purchase and Sale of Payable Gold

2.1.1     Subject to and in accordance with the terms of this Agreement, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, the Payable Gold, free and clear of all Encumbrances, in exchange for a prepayment on the date hereof of US$6,000,000.00 (the "Prepayment Amount").

2.1.2     Any delivery of Refined Gold not made by the Seller on or by any applicable delivery date hereunder shall incur interest from the due date until such delivery is made in full at a per annum rate equal to 18% from the due date, calculated and compounded monthly in arrears. For the purposes of determining the amount of interest payable pursuant to this section, the value of any delinquent delivery shall be equal to the product of the average Gold Price for the month in respect of which delivery was delinquent and the amount of the delivery shortfall.

2.2	Delivery Obligations

2.2.1      During the Delivery Period, no later than five Business Days after the end of each calendar month, the Seller shall deliver to the Purchaser 792.132 ounces of Refined Gold (the "Monthly Gold Delivery Amount"), free from any charges.

2.2.2     Delivery of such Refined Gold to the Purchaser hereunder shall be deemed to have been made, and the Seller’s obligations in respect of such Monthly Gold Delivery Amount shall be fulfilled, at the time (the “Time of Delivery”) the Refined Gold is (a) credited to the Purchaser's metal account with Rand Refinery (Pty) Limited in South Africa, or (b) withdrawn from the Seller’s metal account with Rand Refinery (Pty) Limited in South Africa for the purpose of transfer to the “Pool Account”, as such term is defined in the gold agency agreement among the Seller, the Purchaser and Auramet International LLC dated the date hereof. Title to, and risk of loss of, the Payable Gold shall pass from the Seller to the Purchaser at the Time of Delivery.

2.2.3     The Seller hereby represents and warrants to the Purchaser that, at each Time of Delivery (a) the Seller will be the legal and beneficial owner of the Monthly Gold Delivery Amount, (b) the Seller will have good, valid and marketable title to such Refined Gold, and (c) such Refined Gold will be free and clear of all Encumbrances.

2.2.4     The Seller shall have the option to fulfill a gold delivery obligation hereunder by obtaining gold from other sources from time to time including from mining operations of Affiliates or physical gold purchases from a refiner for delivery to the Purchaser, at its sole discretion.

2.3	Additional Gold Deliverable

In the event the Gold Price (the “Subject Gold Price”) at the Time of Delivery (the “Applicable Time of Delivery”) is less than US$1,100 (the “Floor Price”), the Seller shall deliver “Additional Ounces” (as defined below) to the Purchaser, such delivery to occur within 20 Business Days following the Applicable Time of Delivery. For the purposes herein, Additional Ounces shall mean that number of ounces of Refined Gold equal to the quotient determined by the following formula:

Additional Ounces = [A x (B - C)] ÷ C
where:
A = the Monthly Gold Delivery Amount
B = the Floor Price; and
C = the Subject Gold Price.

2.4	Use of Prepayment Amount and Grant of Security Interest

2.4.1     The Prepayment Amount shall be held in a separate bank account as restricted cash and shall be used only to purchase capital equipment (the “Equipment”) for the Twangiza and/or Namoya mines (including to pay the remaining balance payable for Equipment already delivered to site).

2.4.2     The Seller, as continuing collateral security, for the due performance of the Seller’s obligations under this Agreement, hereby agrees to charge, mortgage, hypothec, pledge and assign and grant a lien and security interest in the Equipment as and by way of a fixed and specific security to and in favour of the Purchaser; provided that (a) the aggregate amount of indebtedness secured by such lien does not exceed the cost of such Equipment, and (b) such lien is created within 365 days of the acquisition of such Equipment and does not encumber any other assets or property of the Seller or any of its Affiliates.

2.4.3     The Seller shall be responsible for creating the said lien and security interest in the Equipment in the DRC in accordance with the relevant DRC law and regulation, and providing the Purchaser with the security registration details for all Equipment purchased with the Prepayment Amount as soon as is reasonably practicable following each such purchase and in any event within three months of using the Prepayment Amount for such Equipment.

ARTICLE 3
SELLER EVENTS OF DEFAULT

3.1	Seller Events of Default

Each of the following events or circumstances constitutes an event of default by the Seller (each, a “Seller Event of Default”):

3.1.1     the Seller fails to sell and deliver the Payable Gold to the Purchaser on the terms and conditions set forth in this Agreement within ten Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

3.1.2     other than as provided in Section 3.1.1, the Seller is in breach or default of any terms or conditions, or any covenants or obligations, set forth in this Agreement in any material respect, which breach or default is not remedied within a period of 30 Business Days following delivery by the Purchaser to the Seller of written notice of such breach or default, or such longer period of time as the Purchaser may determine in its sole discretion; or

3.1.3      upon the occurrence of an Insolvency Event affecting the Seller or Banro.

3.2	Remedies

3.2.1     If a Seller Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to the Seller and Banro at its option and in addition to and not in substitution for any other remedies available at law or equity, to take any or all of the following actions:

(a)	demand all deliveries then owing by the Seller to the Purchaser; and

(b)

terminate this Agreement by written notice to the Seller and Banro and, without limiting Section 3.2.1(a), demand payment equal to the net present value of the Payable Gold that would have been delivered by the Seller to the Purchaser hereunder, but for the occurrence of such Seller Event of Default. The net present value shall be based on reasonable assumptions with respect to the applicable discount rates and gold prices. Upon demand from the Purchaser, the Seller shall promptly pay all such amounts to the Purchaser.

3.2.2     The Parties hereby acknowledge and agree that: (a) the Purchaser will be damaged by a Seller Event of Default; (b) any sums payable in accordance with Section 3.2.1 with respect to a Seller Event of Default are in the nature of liquidated damages, not a penalty, and are fair and reasonable; and (c) the amount payable in accordance with Section 3.2.1 or with respect to a Seller Event of Default represents a reasonable estimate of fair compensation for the losses that may reasonably be anticipated from such Seller Event of Default in full and final satisfaction of all amounts owed in respect of such Seller Event of Default.

3.2.3     For greater certainty, if the Purchaser does not exercise its right under Section 3.2.1(b), the obligations of the Seller and Banro shall continue in full force and effect.

ARTICLE 4
TERMINATION ENTITLEMENT

4.1	Termination Entitlement

If the Seller wishes to terminate the delivery of Payable Gold to the Purchaser during the Delivery Period

(a “Seller Termination Event”), the Seller shall provide written notice (a “Seller Termination Notice”) thereof to the Purchaser and the purchase of Refined Gold not delivered shall be cancelled and the Purchaser shall be entitled to receive a one-time termination amount (the “Termination Amount”) that would result in the Purchaser receiving an amount equal to a pre-income tax internal rate of return ("IRR") of 19.54% on the Prepayment Amount. Any Termination Amount paid by the Seller to the Purchaser shall be comprised of a repayment of any portion of the Prepayment Amount which, as of the date of the applicable Seller Termination Notice, relates to undelivered Refined Gold, plus the amount required to achieve the 19.54% IRR on the Prepayment Amount for the Purchaser on the applicable termination date. The Termination Amount will be payable by the Seller to the Purchaser within three (3) Business Days following the Seller Termination Notice.

ARTICLE 5
GENERAL

5.1	Force Majeure

In the event that the Seller is prevented from delivering one or more Monthly Gold Delivery Amounts due to an event of force majeure, such delivery obligations shall be suspended until the earlier of (a) 90 days following the event of force majeure and (b) the date the event of force majeure is no longer in effect. The Delivery Period shall be extended to permit the delivery of all Monthly Gold Delivery Amounts not delivered as a result of an event of force majeure.

5.2	Disputes and Arbitration

Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 calendar days of the delivery of written notice by either Party of such dispute, controversy or claim) shall be referred to the chief executive officer of each of the Seller and the Purchaser for prompt resolution. Any such dispute, controversy or claim which cannot be resolved by the chief executive officers within 15 calendar days after it has been so referred to them hereunder, including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration, and any Party may so refer such dispute, controversy or claim to binding arbitration. Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding. The determination of the said arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by such arbitrator. Judgment on the award may be entered in any court having jurisdiction. This Section 5.2 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

5.3	Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

5.4	Termination; Survival

This Agreement shall terminate immediately upon (a) the delivery of all the Payable Gold, or (b) payment of the Termination Amount under Section 4.1. Notwithstanding the foregoing, the following provisions shall survive termination of this Agreement: Section 5.2; Section 5.6; Section 5.7; and such other provisions of this Agreement as are required to give effect thereto.

5.5	No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and the Seller.

5.6	Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws). The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

5.7	Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or sent by electronic mail, addressed to:

(a)	If to the Seller or Banro, to:

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada
Attention: Interim Chief Financial Officer
E-mail: mli@banro.com

If to the Purchaser, to:

Baiyin International Investment Ltd
Suite 1107, Orient Plaza Block E3
1 Chang An Avenue, Beijing, China 100738
Attention: Mr. George Lu
E-mail: george@baiyinbj.com

Any notice or other communication given in accordance with this section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery is received before 4:00 pm at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is sent by electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 pm at the place of receipt; otherwise it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

5.8	Banro Filings

Banro shall be entitled to disclose this Agreement, including its terms, in filings made by Banro under applicable securities laws.

5.9	Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

5.10	Beneficiaries

This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

5.11	Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement.

5.12	Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

5.13	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

5.14	Guarantee

Banro hereby guarantees to and in favour of the Purchaser the obligations of the Seller under this Agreement.

5.15	Assignment

This Agreement may not be assigned by any Party, except as set forth in the next sentence. The Purchaser may assign, without being required to obtain the consent of the Seller, all or part of its rights or obligations hereunder, without reducing its obligations hereunder, to an Affiliate of the Purchaser (now or hereafter incorporated).

5.16	Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

BAIYIN INTERNATIONAL INVESTMENT LTD

Per:	(signed) “Jiongjie Lu”

Name: Jiongjie Lu

Title: Authorized Representative

TWANGIZA MINING S.A.

Per:	(signed) “Desire Sangara”

Name: Desire Sangara

Title: Chairman of the Board

BANRO CORPORATION

Per:	(signed) “Rory Taylor”

Name: Rory Taylor

Title: Chief Financial Officer